FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Phase II DESTINY-Gastric01 trial of Enhertu versus chemotherapy met primary endpoint

27 January 2020 07:00 GMT

Phase II DESTINY-Gastric01 trial of Enhertu versus
chemotherapy met primary endpoint

Trial met primary endpoint of objective response rate and key secondary endpoint of overall survival in patients with previously treated HER2-positive metastatic gastric cancer

High-level results from the positive registrational Phase II trial DESTINY-Gastric01 showed AstraZeneca's and Daiichi Sankyo Company, Limited (Daiichi Sankyo)'s Enhertu (trastuzumab deruxtecan), achieved a statistically significant and clinically meaningful improvement in objective response rate (ORR) and overall survival (OS) in patients with HER2-positive unresectable or metastatic gastric or gastroesophageal junction cancer that had progressed following two or more treatment regimens including trastuzumab and chemotherapy.

The trial met its primary endpoint of an improvement in ORR, as assessed by an independent review committee, in patients treated with Enhertu compared to investigator's choice of chemotherapy (irinotecan or paclitaxel monotherapy). Enhertu also showed a statistically significant and clinically meaningful improvement in OS, a key secondary endpoint.

José Baselga, Executive Vice President, Oncology R&D, said: "Gastric cancer is usually diagnosed in the advanced stage and patients face markedly high mortality rates, making the need for new therapies especially urgent. Given the previous results seen in our HER2-positive development programme and now in HER2-positive metastatic gastric cancer, we believe this antibody drug conjugate has the potential to redefine the treatment of patients with HER2-expressing cancers."

Gilles Gallant, Senior Vice President, Global Head, Oncology Development, Oncology R&D, Daiichi Sankyo, said: "We are excited to report positive top-line results from this trial. Our development plan remains on track in gastric cancer, including an initial regulatory application in Japan where gastric cancer is highly prevalent, and where SAKIGAKE designation has been granted for this indication. We are strongly committed to bringing this therapy as rapidly as possible to patients in need."

The overall safety and tolerability profile of Enhertu in DESTINY-Gastric01 was consistent with that seen in the published Phase I trial in which the most common adverse events (≥30 percent, any grade) were haematologic and gastrointestinal including neutrophil count decrease, anaemia, nausea and decreased appetite. There were cases of treatment-related interstitial lung disease (ILD) and pneumonitis, the majority of which were Grade 1 and 2 with two Grade 3 and one Grade 4. No ILD-related deaths (Grade 5) occurred in gastric patients in the Phase I trial or in the DESTINY-Gastric01 trial.

These results confirm activity seen in the non-randomised Phase I trial of Enhertu in patients with HER2-positive advanced gastric cancer published in The Lancet Oncology.1 Data from DESTINY-Gastric01 will be presented at a forthcoming medical meeting.

In addition to the planned discussion with the Japan Ministry of Health, Labour and Welfare (MHLW), both companies plan to discuss the data with other health authorities. Enhertu recently received Accelerated Approval in the US for HER2-positive unresectable or metastatic breast cancer following two or more prior anti-HER2 based treatment regimens and additional global regulatory submissions in HER2-positive metastatic breast cancer are underway.

Enhertu is being jointly developed and commercialised worldwide with AstraZeneca except in Japan where Daiichi Sankyo maintains exclusive rights.

HER2
HER2 is a tyrosine kinase receptor growth-promoting protein expressed on the surface of many types of tumours including gastric, breast and lung cancers. HER2 overexpression is often associated with aggressive disease and poorer prognosis.2 When a patient is diagnosed with gastric cancer, guidelines recommend evaluating HER2-expression levels by an immunohistochemistry (IHC) test.3 A finding of IHC 3+ is considered positive. A result of IHC 2+ is considered equivocal, in which case an additional testing method of in situ hybridisation (ISH) is recommended to confirm HER2 status.

Gastric cancer
Gastric (stomach) cancer is the fifth most common cancer worldwide and the third leading cause of cancer mortality; there were approximately one million new cases reported in 2018 and 783,000 deaths.4 Incidence rates for gastric cancer are markedly higher in eastern Asia, where approximately half of all cases occur.4 South Korea and Japan have the first and third highest incidence rates of gastric cancer worldwide, respectively; in 2018, the age-standardised rate in Japan was 27.5 per 100,000 and in South Korea it was 39.6 per 100,000.5

Approximately one in five gastric cancers are HER2 positive.6 Gastric cancer is usually diagnosed in the advanced stage, but even when diagnosed in earlier stages of the disease the survival rate remains modest.7 Recommended 1st-line treatment for HER2-positive advanced or metastatic gastric cancer is combination chemotherapy plus trastuzumab, an anti-HER2 medicine, which has been shown to improve survival outcomes when added to chemotherapy.8 For gastric cancer that progresses on trastuzumab, there are no other approved HER2-targeting medicines and subsequent treatment options are limited.9

DESTINY-Gastric01
DESTINY-Gastric01 is a registrational Phase II, open-label, multi-centre trial assessing the safety and efficacy of Enhertu in 189 patients from Japan and South Korea with HER2-expressing advanced gastric cancer or gastroesophageal junction adenocarcinoma (defined as IHC3+ or IHC2+/ISH+) who have progressed on two or more prior treatment regimens including fluoropyrimidine (5-FU) and platinum chemotherapy and trastuzumab. Patients were randomised 2:1 to receive Enhertu or investigator's choice of chemotherapy (paclitaxel or irinotecan monotherapy). Patients were treated with Enhertu 6.4mg/kg once every three weeks or chemotherapy given on the same schedule. The primary endpoint of the trial is ORR. Secondary endpoints include OS, progression-free survival, duration of response, disease control rate and time to treatment failure as well as pharmacokinetic and safety endpoints.

Enhertu
Enhertu (fam-trastuzumab deruxtecan-nxki in the US only; trastuzumab deruxtecan outside the US) is a HER2-directed antibody drug conjugate (ADC) and is the lead product in the ADC Franchise of the Daiichi Sankyo Cancer Enterprise and the most advanced programme in AstraZeneca's ADC scientific platform. ADCs are targeted cancer medicines that deliver cytotoxic chemotherapy ("payload") to cancer cells via a linker attached to a monoclonal antibody that binds to a specific target expressed on cancer cells.

Enhertu clinical development
A comprehensive development programme is underway globally with five registrational trials in HER2-expressing metastatic breast and gastric cancers including a trial in patients with metastatic breast cancer and low levels of HER2 expression. Phase II trials are underway for HER2-expressing advanced colorectal cancer, as well as metastatic non-squamous HER2-overexpressing or HER2-mutated non-small cell lung cancer. Trials in combination with other anticancer treatments, such as immunotherapy, are also underway.

Collaboration between AstraZeneca and Daiichi Sankyo
In March 2019, AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise Enhertu worldwide, except in Japan where Daiichi Sankyo maintains exclusive rights. Daiichi Sankyo is solely responsible for manufacturing and supply.

AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Angela Fiorin	BioPharmaceuticals	+44 1223 344 690
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (Cardiovascular, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal) Environmental, Social and Governance	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory)	+44 203 749 5631
Tom Waldron	Other medicines	+44 7385 033 717
Craig Marks	Finance Fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access Retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1.   Shitara K et al. Lancet Oncol. 2019; S1470-2045 (19):30088-9.
2.   Iqbal and Iqbal. Mol Biol Int. 2014; 2014: 852748.
3.   NCCN Guidelines® Gastric Cancer. Version 4.2019. December 20, 2019: GAST-B 3.
4.   Bray F et al. GLOBOCAN CA CANCER J CLIN 2018;68:394-424.
5.   World Cancer Research Fund International. Stomach Cancer Statistics. 2018. Accessed 25 January 2020: https://www.wcrf.org/dietandcancer/cancer-trends/stomach-cancer-statistics.
6.   American Cancer Society. Tests for Stomach Cancer. 2017. Accessed 25 January 2020: https://www.cancer.org/cancer/stomach-cancer/treating/targeted-therapies.html.
7.   Curea et al. Cancer Biotherapy & Radiopharmaceuticals. 2017;32 (10): Review.
8.   NCCN Guidelines® Gastric Cancer. Version 4.2019. December 20, 2019: MS-22.
9.   NCCN Guidelines® Gastric Cancer. Version 4.2019. December 20, 2019: MS-36.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 January 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary